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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                              PENNACO ENERGY, INC.
                           (Name of Subject Company)
                              PENNACO ENERGY, INC.
                       (Name of Persons Filing Statement)
                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)
                             ---------------------
                                   708046107
                     (CUSIP Number of Class of Securities)
                             ---------------------
                                  PAUL M. RADY
                              PENNACO ENERGY, INC.
                          1050 17TH STREET, SUITE 700
                             DENVER, COLORADO 80265
                                 (303) 629-6700
                 (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the persons filing statement)
                             ---------------------
                                With copies to:
                             David P. Oelman, Esq.
                             Vinson & Elkins L.L.P.
                             2300 First City Tower
                               1001 Fannin Street
                              Houston, Texas 77002
                                 (713) 758-2222

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Marathon Oil Acquisition 1, Ltd., a Delaware corporation (the "Purchaser"), which is a direct wholly owned subsidiary of Marathon Oil Company, an Ohio corporation ("Marathon"), which is a direct wholly owned subsidiary of USX Corporation, a Delaware corporation ("USX"), to purchase all of the outstanding shares of Common Stock (as defined below) of Pennaco Energy, Inc., a Delaware corporation (the "Company"), together with the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of February 24, 1999, as amended as of December 22, 2000, between the Company and Computershare Investor Services, L.L.C., as rights agent (collectively with the Common Stock, the "Shares").

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is Pennaco Energy, Inc. Its principal executive offices are located at 1050 17th Street, Suite 700, Denver, Colorado 80265 and its phone number is (303) 629-6700. This Schedule 14D-9 relates to the Company's common stock, par value $.001 per share (the "Common Stock"). As of December 29, 2000, there were 19,641,286 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The name, business address and business telephone number of the Company, which is the subject company and the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) Tender Offer. This Schedule 14D-9 relates to the tender offer made by the Purchaser, disclosed in a Tender Offer Statement on Schedule TO dated January 8, 2001 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of Common Stock, together with the associated Rights, at a price (the "Offer Price") of $19.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2001 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 22, 2000, among the Company, Marathon and the Purchaser (the "Merger Agreement"), which provides for (i) the making of the Offer by the Purchaser, subject to the conditions set forth in the Offer and to the conditions and upon the terms of the Merger Agreement and (ii) the subsequent merger of the Purchaser with and into the Company (the "Merger"), at which time the separate corporate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share, except for Shares owned by the Company, the Purchaser, Marathon and any stockholder properly exercising appraisal rights, if available, outstanding at the Effective Time (as defined in the Merger Agreement) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the price per Share paid in the Offer (the "Merger Consideration"). The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto, is summarized in
Section 12 of the Offer to Purchase and incorporated herein by reference.

     As set forth in the Schedule TO, the principal executive offices of the Purchaser and Marathon are located at 5555 San Felipe, Houston, Texas 77056 and the principal executive offices of USX are located at 600 Grant Street, Pittsburgh, Pennsylvania 15219-4776.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as set forth in response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements, or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one

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hand, and (1) the Company's executive officers, directors or affiliates or (2)
the Purchaser, Marathon, USX or any of their respective executive officers, directors or affiliates, on the other hand.

     A summary of the material provisions of the Merger Agreement is included in
Section 12 of the Offer to Purchase, which is incorporated herein by reference. The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement.

     Certain contracts, arrangements, or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

     The Company's executive officers are parties to employment agreements, as well as "parachute" tax agreements, which may provide them with compensation as a result of the consummation of the Merger. Each of these agreements is described in more detail in the Information Statement.

     Under the terms of the Company's 1998 Stock Option and Incentive Plan (the "Plan"), all outstanding stock options will vest as a result of the transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, the Board (or the Compensation Committee of the Board) will take or cause to be taken such actions as are required to provide that each stock option outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer will be canceled, with the holder thereof becoming entitled to receive the amount of cash in respect of such stock options as provided in the Plan upon a change in control. The Plan provides that the option holder will receive the Black Scholes value of the options upon the change in control. As a condition to entering into the Merger Agreement, Marathon required that holders of approximately 90% of the outstanding stock options, including all directors and executive officers, agree that each stock option held by such holder will be canceled, with such holder becoming entitled to receive an amount of cash in respect of such stock option equal to the product of (A) the excess, if any, of
(x) the Merger Consideration over (y) the exercise price per share subject to such stock option and (B) the number of shares subject to such stock option immediately prior to its cancellation. Information regarding options held by the Company's directors and executive officers is set forth in the Information Statement.

     The Merger Agreement also provides that Marathon will cause the Surviving Corporation to indemnify, for a period of six years from the Effective Time, each person who is now, or has been at any time, a director or officer of the Company, for claims or losses based on, or arising out of, the fact that such person is or was a director or officer of the Company, in each case, to the full extent that Marathon or the Company is permitted under applicable law to so indemnify. In addition, Marathon has agreed to cause to be maintained for a period of not less than six years after the Effective Time, an insurance and indemnification policy for the benefit of those persons who are covered by the Company's directors' and officers' liability insurance at the Effective Time that provides for coverage of events occurring at or prior to the Effective Time (the "D & O Insurance"). The D & O Insurance will be at least equal to the coverage provided under the Company's current directors' and officers' liability insurance policies, to the extent that such liability insurance can be maintained at an annual cost to Marathon not greater than 150 percent of the premium for the current Company directors' and officers' liability insurance; provided, however, that if such insurance cannot be so maintained at or below such cost, Marathon will maintain as much of such insurance as can be so maintained at a cost equal to 150 percent of the current annual premiums of the Company for such insurance.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Solicitation or Recommendation. At a meeting held on December 22, 2000, the Board unanimously (i) approved the Merger Agreement, the Offer and the Merger, (ii) determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the Company and its stockholders, and (iii) voted
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to recommend that the Company's stockholders accept the Offer and tender their
Shares pursuant to the Offer. Accordingly, the Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. Copies of the Company's letter to the stockholders of the Company communicating the Board's recommendation and the joint press release of the Company and Marathon announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

     (b) Reasons.

     Background of the Offer. From time to time, the Company has been the subject of informal inquiries regarding a possible acquisition or other business combination transaction. On September 8, 2000, Mr. Douglas E. Brooks,
Manager -- Business Development for the Rocky Mountain Region of Marathon, made such an initial inquiry to Mr. Paul M. Rady, Chairman of the Board, President and Chief Executive Officer of the Company. In response to the inquiry, the Company provided representatives of Marathon with various materials containing publicly available information about the Company's operations.

     On November 8, 2000, Mr. Clarence P. Cazalot, President of Marathon, contacted Mr. Rady to express Marathon's interest in acquiring the Company and to explore business combination options. On November 10, 2000, Mr. Rady and Mr. Glen C. Warren, Jr., Executive Vice President, Chief Financial Officer and Director of the Company, met in Houston, Texas with Mr. Cazalot, Mr. Steven B. Hinchman, Senior Vice President -- Operations of Marathon, and Mr. Richard J. Murphy, Manager -- Mergers and Acquisitions of Marathon, to discuss a potential acquisition transaction. The parties agreed to further explore a possible transaction over the next 30 days. The Company agreed at that time to provide Marathon with information concerning the Company's operations pursuant to the terms of a confidentiality agreement dated as of November 15, 2000.

     On November 16 and 17, 2000, representatives of Marathon met with members of the Company's senior management team in Denver, Colorado for an initial due diligence session. Throughout the latter half of November and the first half of December 2000, Marathon conducted a due diligence review of the Company and its operations.

     As a result of the preliminary discussions with Marathon, as well as other informal inquiries that had been received from time to time, the Company determined in late November 2000 to interview several investment banking firms in order to retain a financial advisor, which would assist the Company with any potential transaction with Marathon, as well as any other inquiries that might be received or solicited.

     On December 8, 2000, Mr. Cazalot discussed with Mr. Rady Marathon's initial valuation of the Company. After receiving this initial indication of interest, the Board held a special meeting on the same day to discuss a potential transaction with Marathon. The Board was advised of the level of Marathon's indication of interest and determined that the initial valuation was not acceptable. However, the Board authorized the officers of the Company to continue discussions with Marathon's representatives. Following this meeting, Company representatives held additional discussions and provided additional due diligence materials to Marathon's representatives. On December 14, 2000, the Company's senior management was advised of a revised indication of interest from Marathon at an increased offer price of $19.00 per Share. At a regularly scheduled meeting of the Board held on the same date, the Board was advised of this revised indication of interest and of the status of the continuing discussions with Marathon. At this meeting, the Board authorized continued discussions with representatives of Marathon, authorized the engagement of Lehman Brothers Inc. ("Lehman Brothers") to act as its financial advisor with respect to the proposed transaction and authorized the appropriate officers of the Company to engage legal counsel.

     On December 15, 2000, following continued discussions between senior representatives of Marathon and the Company, the representatives of the parties reached a tentative agreement as to the principal economic terms of the transaction, subject to finalizing Marathon's due diligence, negotiation of a definitive agreement and the approval of each party's board of directors. The Company directed its counsel to prepare an initial draft of the Merger Agreement, which was circulated to Marathon and its representatives on December 18, 2000. Lehman Brothers conducted formal due diligence with the Company's senior management in Denver,

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Colorado on December 18, 2000. Between December 18 and 22, 2000, representatives of Marathon conducted a further due diligence review of the Company and its assets and operations.

     On December 19, 2000, the Board held a special meeting to again discuss the terms of the proposed transaction. Representatives of Lehman Brothers were also present at the meeting and described the role Lehman Brothers would play in connection with the continued discussions with Marathon and the fairness analysis Lehman Brothers would undertake to deliver. Representatives of the Company's counsel were also present and described the legal issues surrounding a proposed transaction, as well as the terms of the transaction contained in the initial draft of the Merger Agreement that had been delivered to Marathon and its legal counsel. The Board directed the appropriate officers of the Company, assisted by Lehman Brothers, as well as Company counsel, to continue negotiations with Marathon and its representatives. Following this meeting, representatives of the Company and Marathon proceeded to negotiate, in detail, the terms of the proposed transaction at meetings and conference calls held December 20, 21 and 22, 2000.

     On December 22, 2000, the Board held a special meeting to review and discuss with the Company's management and legal and financial advisors the terms of the proposed acquisition and the applicable agreements. At this meeting, Lehman Brothers reviewed with the Board its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Board an oral opinion (confirmed in writing) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $19.00 per Share cash consideration to be received in the Offer and the Merger by the Company's stockholders (other than the Company, the Purchaser and Marathon) was fair, from a financial point of view, to such holders. Also at this meeting, the Company's counsel gave an update with respect to various legal aspects of the transaction. At the conclusion of this meeting, the Board unanimously approved the Offer, the Merger and the Merger Agreement, determined that the Offer, the Merger and the Merger Agreement are advisable and fair to and in the best interests of the Company's stockholders, and recommended that the stockholders accept the Offer and tender their Shares pursuant thereto.

     The Merger Agreement was thereafter finalized and executed after the closing of trading on December 22, 2000, and a joint press release announcing the proposed Offer and the Merger was issued by the Company and Marathon.

     On January 8, 2001, the Purchaser commenced the Offer.

     For additional information regarding the background of the Offer, please read Section 11 of the Offer to Purchase, which is incorporated herein by reference.

     Reasons. In making the determinations and recommendations set forth in subparagraph (a) above, the Board considered a number of factors, including, without limitation, the following:

     - the Board's knowledge of the Company's business, operations, prospects, projected financial performance and competitive position and current trends in the natural gas industry, including production of coal bed methane gas;

     - the financial and other terms and conditions of the Offer and the Merger Agreement and the fact that they were the product of arm's-length negotiations between the parties;

     - the fact that the $19.00 per Share price to be received by the Company's stockholders in the Offer and the Merger represents a significant premium over the historical trading prices for the Company's Common Stock since it began trading in July 1998, including a 30% premium over the closing market price of $14.625 per share on December 21, 2000, the last full trading day prior to the Board's approval of the Merger Agreement and a 40% premium over the average closing market price of $13.5375 per share for the 20 trading days prior to the Board's approval of the Merger Agreement;

     - the fact that the Offer and the Merger provide for a prompt cash tender offer for all of the Shares to be followed by the Merger for the same consideration, thereby enabling the Company's stockholders, to obtain promptly the benefits of the transaction in exchange for their Shares;

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     - the financial presentation of Lehman Brothers, including its opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the $19.00 per Share cash consideration to be received in the Offer and the Merger by the Company's stockholders (other than the Company, the Purchaser and Marathon). The full text of Lehman Brothers' written opinion, dated December 22, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Lehman Brothers, is attached hereto as Annex B and is incorporated herein by reference;

     - the fact that the Offer and the Merger were not expressly conditioned on the availability of financing, which, combined with the experience, reputation and financial condition of Marathon, increased the likelihood that the proposed Offer and Merger would be consummated;

     - the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations;

     - the interests of the Company's directors and executive officers in the proposed transaction as set forth in Item 3 above; and

     - the fact that the Company may terminate the Merger Agreement in order to approve a tender offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger, upon the payment to Marathon of a $15 million termination fee.

     The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

     (c) Intent to Tender. To the Company's knowledge after reasonable inquiry, the Company's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company has retained Lehman Brothers to act as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Lehman Brothers' engagement, the Company has agreed to pay Lehman Brothers for its services, upon consummation of the Offer and the Merger, an aggregate fee equal to a percentage of the total consideration, including liabilities assumed, payable in the Offer and the Merger. The aggregate fee payable to Lehman Brothers is currently estimated to be approximately $3 million. The Company has also agreed to reimburse Lehman Brothers for reasonable travel and other out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Lehman Brothers and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Lehman Brothers' engagement. In the ordinary course of business, Lehman Brothers and its affiliates may actively trade or hold the securities of the Company and affiliates of Marathon for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director, or affiliate of the Company has effected a transaction in shares of Common Stock.
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ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to:

     - a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;

     - an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

     - a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

     - any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Delaware General Corporation Law. Under the Delaware General Corporation Law (the "DGCL"), if the Purchaser or any other subsidiary of Marathon acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding Shares, a vote of the Company's stockholders is required under the DGCL, and a longer period of time will be required to effect the Merger. Please read Section 12 of the Offer to Purchase, which is incorporated herein by reference.

     No appraisal rights are available in connection with the Offer. Appraisal rights may be available in connection with the Merger. Please read Section 12 of the Offer to Purchase, which is incorporated herein by reference.

     For information regarding the inapplicability to the Offer and the Merger of certain anti-takeover provisions of the DGCL, please read Section 15 of the Offer to Purchase, which is incorporated herein by reference.

     (b) Regulatory Approvals. For information regarding governmental and regulatory approvals required in order to consummate the Offer and the Merger, please read Section 15 of the Offer to Purchase, which is incorporated herein by reference.

     (c) Information Provided Pursuant to Rule 14f-1 Under the Exchange
Act. The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished to the Company's stockholders in connection with the designation by the Purchaser of persons to the Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

     (d) Forward-Looking Statements. This Schedule 14D-9 may contain or incorporate by reference certain "forward-looking statements." All statements other than statements of historical fact included or incorporated by reference in this Schedule 14D-9, including without limitation statements regarding the Company's financial position, business strategy and growth prospects are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual results to differ materially from these statements, including, without limitation, fluctuations in the price of natural gas, the success rate of drilling efforts, expected production levels, operating expenses, capital expenditures, completion of gathering and pipeline projects and availability

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of equipment and personnel, as well as other risk factors described from time to time in the Company's documents and reports filed with the Securities and Exchange Commission.

     (e) Other Material Information. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. EXHIBITS.

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
        +*(a)(1)         -- Offer to Purchase, dated January 8, 2001.
        +*(a)(2)         -- Letter of Transmittal.
         *(a)(3)         -- Letter to stockholders of the Company, dated January 8,
                            2001.
          (a)(4)         -- Joint Press Release issued by the Company and Marathon on
                            December 22, 2000 (incorporated by reference to the
                            Company's Preliminary Communication on Schedule 14D-9-C
                            filed December 26, 2000).
         +(a)(5)         -- Form of Summary Advertisement, dated January 8, 2001.
          (e)(1)         -- Agreement and Plan of Merger, dated as of December 22,
                            2000, by and among the Company, the Purchaser and
                            Marathon (incorporated by reference to Exhibit 2.1 to the
                            Company's Current Report on Form 8-K filed December 27,
                            2000).
       ++*(e)(2)         -- Opinion of Lehman Brothers Inc., dated December 22, 2000.
          (e)(3)         -- First Amendment to the Employment Agreement dated July 2,
                            1998 between Pennaco Energy, Inc. and Paul M. Rady.
          (e)(4)         -- First Amendment to the Employment Agreement dated July 2,
                            1998 between Pennaco Energy, Inc. and Glen C. Warren, Jr.
          (e)(5)         -- Employment Agreement dated July 28, 2000 between Pennaco
                            Energy, Inc. and Gregory V. Gibson.
          (e)(6)         -- Employment Agreement dated July 28, 2000 between Pennaco
                            Energy, Inc. and Terrell A. Dobkins.
          (e)(7)         -- Employment Agreement dated July 28, 2000 between Pennaco
                            Energy, Inc. and Brian A. Kuhn.
          (e)(8)         -- Form of Parachute Tax Agreement.
          (e)(9)         -- Form of Letter Agreement Re: Purchase of Stock Options.

---------------

 * Included in materials delivered to stockholders of the Company.

 + Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule TO, dated January 8, 2001, and incorporated herein by reference.

++ Included as Annex B to this Schedule 14D-9.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            PENNACO ENERGY, INC.

                                            By: /s/ PAUL M. RADY
                                              ----------------------------------
                                              Name: Paul M. Rady
                                              Title:  Chairman of the Board,
                                                President and Chief Executive
                                                Officer

January 8, 2001

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                                                                         ANNEX A

                              PENNACO ENERGY, INC.
                          1050 17TH STREET, SUITE 700
                             DENVER, COLORADO 80265

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER

       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

     This Information Statement is being mailed on or about January 8, 2001, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Pennaco Energy, Inc. (the "Company") to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Common Stock") and the associated common share purchase rights (collectively, the "Shares"). You are receiving this Information Statement in connection with the possible election or appointment of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Schedule 14D-9.

     The Company, Marathon and the Purchaser entered into the Merger Agreement on December 22, 2000, in accordance with the terms and subject to the conditions of which the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, February 5, 2001.

     The Merger Agreement requires the Company to cause the directors designated by the Purchaser to be elected to the Board under the circumstances described therein upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in this Information Statement (including information incorporated by reference) concerning the Purchaser and the Purchaser Designees (as defined herein) has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

     The shares of Common Stock are the only class of voting securities of the Company outstanding. As of December 29, 2000, there were 19,641,286 shares of Common Stock outstanding and 4,021,536 shares of Common Stock subject to issuance upon exercise of outstanding stock options and warrants. The Board currently consists of five members. Each share of Common Stock is entitled to one vote. The officers of the Company serve at the discretion of the Board.

                INFORMATION WITH RESPECT TO PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Marathon bears to (ii) the number of such Shares then outstanding, and the Company shall, at such time, cause the Purchaser's designees to be so elected or appointed to the Board; provided, that in the event that the Purchaser's designees are appointed or elected to the Board, until the Effective Time the Board shall have at least two directors who were directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and provided further that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, Marathon or the Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. After acceptance by the Purchaser of Shares pursuant to the Offer and prior to the Effective Time, any (i) amendment or termination of the Merger Agreement by the Company, (ii) extension of time for the performance, or waiver, of the obligations or other acts of the Purchaser or Marathon or (iii) waiver of the Company's rights under the Merger Agreement will require the approval of all the Independent Directors (and, in any event, at least two Independent Directors) in addition to any required approval by the full Board.

     The Purchaser has informed the Company that it will choose the Purchaser designees from the persons listed below. The Purchaser has informed the Company that each of the individuals listed below has consented to act as a director, if so designated.

     The Purchaser has informed the Company that the name, age as of January 5, 2001, position with Marathon or an affiliate, and five-year employment history of each of the Purchaser designees is set forth below.

                                                POSITION WITH PURCHASER OR AFFILIATE AND
NAME                                   AGE            FIVE-YEAR EMPLOYMENT HISTORY
----                                   ---      ----------------------------------------
Clarence P. Cazalot, Jr. ............  50    Vice Chairman of USX, President of Marathon and
                                             member of the Board of Managers of Marathon
                                             Ashland Petroleum LLC since March 2000;
                                             President -- Worldwide Production Operations of
                                             Texaco Inc. (major integrated oil and gas) from
                                             January 1999 to March 2000;
                                             President -- International Production and
                                             Chairman of London-based Texaco Ltd. from
                                             January 1998 to January 1999; President of
                                             International Marketing and Manufacturing of
                                             Texaco from January 1997 to January 1998;
                                             President of Texaco Exploration and Production
                                             Inc. from 1994 to January 1997.

                                                POSITION WITH PURCHASER OR AFFILIATE AND
NAME                                   AGE            FIVE-YEAR EMPLOYMENT HISTORY
----                                   ---      ----------------------------------------
Philip G. Behrman....................  50    Senior Vice President, Worldwide Exploration,
                                             of Marathon since October 2000; Acting Vice
                                             President, Exploration and Land, of Vastar
                                             Resources Inc., an independent oil and gas
                                             exploration and production company, from March
                                             2000 to October 2000; Exploration Manager,
                                             Deepwater Gulf of Mexico, of Vastar from June
                                             1996 to March 2000; Exploration Manager,
                                             Special Projects, of BP Exploration, an oil and
                                             gas exploration company, from January 1995
                                             until June 1996.
J. Louis Frank.......................  64    Executive Vice President of Marathon since
                                             January 2001; Executive Vice
                                             President -- Refining, Marketing and
                                             Transportation, of Marathon from 1991 to
                                             January 1997; President and a member of the
                                             Board of Managers of Marathon Ashland Petroleum
                                             LLC from December 1997 to present.
G. David Golder......................  53    Senior Vice President, Commercialization and
                                             Development, of Marathon since October 2000;
                                             Vice President, International Production, of
                                             Marathon from November 1999 to October 2000;
                                             Vice President, Asian Operations, of Marathon
                                             from January 1999 to November 1999; Executive
                                             Vice President of Sakhalin Energy Investment
                                             Co., Ltd., an affiliate of Marathon, from
                                             August 1996 to January 1999; Production
                                             Manager, Gulf Coast Production Region, of
                                             Marathon from November 1990 to August 1996.
Steven B. Hinchman...................  42    Senior Vice President, Production Operations,
                                             of Marathon since October 2000; Regional
                                             Manager, Mid-Continent Region, of Marathon from
                                             November 1999 to October 2000; Production
                                             Manager, Mid-Continent Region, of Marathon from
                                             November 1996 to November 1999; Engineering
                                             Manager, International Production, of Marathon
                                             from August 1994 to November 1996.
Steve J. Lowden......................  41    Senior Vice President, Business Development, of
                                             Marathon since December 2000; Director --
                                             Commercial and Business Development of Premier
                                             Oil PLC, a London oil and gas exploration,
                                             development and production company, from 1996
                                             to December 2000; General Manager for
                                             International Exploration and Production of
                                             Premier Oil from 1994 to 1996.
John T. Mills........................  53    Senior Vice President, Finance and
                                             Administration, of Marathon since September
                                             1998; Vice President -- Taxes of USX from 1987
                                             until 1998. Director and Vice President of the
                                             Purchaser.

                                                POSITION WITH PURCHASER OR AFFILIATE AND
NAME                                   AGE            FIVE-YEAR EMPLOYMENT HISTORY
----                                   ---      ----------------------------------------
Richard J. Murphy....................  47    Director and President of the Purchaser;
                                             Manager, Mergers and Acquisitions, of Marathon
                                             since October 2000; Manager, Acquisitions and
                                             Reserve Evaluation, of Marathon from September
                                             1998 to October 2000; Engineering Manager,
                                             International Production, of Marathon from
                                             November 1996 until September 1998; Manager,
                                             International Production, Joint Ventures, of
                                             Marathon from June 1992 until November 1996.
William F. Schwind...................  56    General Counsel and Secretary of Marathon since
                                             1992.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Biographical information concerning the Company's current directors and executive officers as of December 29, 2000, is as follows:

NAME                                   AGE                      POSITION
----                                   ---                      --------
Paul M. Rady.........................  47    Chairman of the Board, President and Chief
                                             Executive Officer
Glen C. Warren, Jr. .................  44    Executive Vice President, Chief Financial
                                             Officer and Director
Gregory V. Gibson....................  50    Vice President -- Legal, Secretary and Director
Terrell A. Dobkins...................  48    Vice President -- Production
Bryan G. Hassler.....................  41    Vice President -- Gas Marketing and
                                             Transportation
Brian A. Kuhn........................  42    Vice President -- Land
David W. Lanza.......................  32    Director
Kurt M. Petersen.....................  48    Director

     Paul M. Rady, President, Chief Executive Officer and Director since 1998, became Chairman of the Board in September 1999. He joined the Company in June 1998 as its President, Chief Executive Officer and Director. Prior to joining the Company, Mr. Rady was with Barrett Resources Corporation, an oil and gas exploration and production company listed on the New York Stock Exchange, for approximately eight years. During his tenure at Barrett, Mr. Rady held various executive positions including his most recent position as Chief Executive Officer, President and Director. Other positions held by Mr. Rady were Chief Operating Officer, Executive Vice President -- Exploration, and Chief Geologist-Exploration Manager. Prior to his employment at Barrett, Mr. Rady was with Amoco Production Company based in Denver, Colorado for approximately ten years.

     Glen C. Warren, Jr., Executive Vice President, Chief Financial Officer and Director since 1998, joined the Company in July 1998. Prior to joining the Company, Mr. Warren was an investment banker with Lehman Brothers Inc. in New York from 1996 to 1998. Prior to Lehman Brothers, Mr. Warren was also an investment banker with Dillon, Read & Co., Inc. and Kidder, Peabody & Co. Incorporated with a total of nine years of investment banking experience. Mr. Warren also has six years of oil and gas exploration and production experience with Amoco Production Company.

     Gregory V. Gibson, Vice President -- Legal and Secretary and director since 1998, has been an attorney specializing in securities and securities broker dealerships for over 15 years. Mr. Gibson is a southern California-based practicing attorney with the law firm of Gibson, Haglund & Paulsen. Mr. Gibson is also an officer and director of Ubrandit.com, a southern California-based company that provides internet services. Prior to his present affiliations, Mr. Gibson was corporate counsel for three years to Global Resource Investment Limited, a southern California-based broker-dealer specializing in resource and foreign publicly traded securities. Prior to working at Global, Mr. Gibson practiced securities and international law with the law firms of Gibson & Haglund and Gibson, Ogden & Johnson.

     Terrell A. Dobkins, Vice President -- Production, has over 20 years experience in the petroleum industry and joined the Company in July 1998. Mr. Dobkins started his career at Amoco Production Company where he had extensive experience in Rocky Mountain low permeability gas reservoirs and worked in operations, completions and reservoir engineering. Mr. Dobkins worked as a Manager for three years at American Hunter Exploration where he was involved in all U.S. operations and engineering. More recently, Mr. Dobkins was employed for eight years by Barrett Resources Corporation, most recently as Manager of Acquisitions.

     Bryan G. Hassler, Vice President -- Gas Marketing and Transportation, joined the Company in August 2000 with 16 years experience in the oil and gas industry. Mr. Hassler began his career at Questar Corporation as a petroleum engineer with responsibilities in drilling, facilities and acquisitions, as well as gas marketing and transportation. More recently, Mr. Hassler led marketing, transportation and trading efforts at Barrett Resources Corporation.

     Brian A. Kuhn, Vice President -- Land, has 18 years experience in the oil and gas industry as a landman and joined the Company in July 1998. Mr. Kuhn worked as a landman for 13 years at Amoco Production Company from June 1980 to April 1993. While at Amoco, Mr. Kuhn spent three years in the Powder River Basin and other basins of the Rocky Mountain region. Most recently, Mr. Kuhn was employed as a Division Landman for five years at Barrett Resources Corporation, where he worked in the Rocky Mountain region and numerous other basins. Mr. Kuhn has extensive experience in the acquisition of producing properties, testifying as expert witness before state regulatory agencies, management of lease acquisition and negotiation of both large and small exploration agreements.

     David W. Lanza, Director since 1998, has been a real estate developer, oil and gas real property and lease developer, and business owner in California, Nevada, Colorado, Texas and Wyoming for the past ten years. He is currently the President of Hust Brothers, a commercial real estate and development company, Vice President and principal of Hust Brothers Inc., a national automotive wholesale company, and President and principal of Colusa Motor Sales. Mr. Lanza has the majority interest in Marysville Auto Parts, which owns and operates 13 automotive chain stores.

     Kurt M. Petersen, Director since 1999, is a partner in the natural resources department of Davis, Graham & Stubbs, LLP, a Denver law firm. Mr. Petersen has been an attorney specializing in oil and gas, mining, real estate, tax and environmental issues for over 14 years and has extensive experience in the acquisition and divestiture of producing and non-producing oil and gas properties. Mr. Petersen is also a member of the Board of Trustees of the National Outdoor Leadership School.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During 2000, the Board was comprised of five directors. The Board has established an Audit Committee and a Compensation Committee as its standing committees. The Board does not have a nominating committee or any committees performing similar functions.

     During the year ended December 31, 2000, the Board held six meetings and took certain actions by written consent. During 2000, the Audit Committee held three meetings and the Compensation Committee held three meetings. During 2000, no director attended fewer than 75% of the aggregate of (1) the number of meetings of the Board held during the period he served on the Board and (2) the number of meetings of committees of the Board held during the period he served on such committees.

     The Compensation Committee consists of Mr. Petersen and Mr. Lanza. The Compensation Committee administers management incentive compensation plans and makes recommendations to the Board with respect to the compensation of directors and officers of the Company.

     The Audit Committee consists of Mr. Petersen and Mr. Lanza, each of whom are not officers of the Company and each of whom are considered "independent." The Audit Committee reviews the financial statements and independent auditors' report, including recommendations from the independent auditors regarding internal controls and other matters. The Board has adopted a written charter for the Audit Committee, which is included as an Appendix to this Information Statement.

     The Audit Committee meetings were designed to facilitate and encourage communication between the Audit Committee and the Company's independent public accountants, KPMG LLP. As of the date of this Information Statement, the audited financial statements for the year ended December 31, 2000 are not yet complete. Therefore, the Audit Committee has not yet reviewed and discussed the audited financial statements with management or recommended that those financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. In addition, the Audit Committee has not yet discussed with the independent accountants the matters required by Statement on Auditing Standards No. 61, "Communication with Audit Committees", and it has not yet received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 2000, no executive officer of the Company served as (1) a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Board, or (2) a director of another entity, one of whose executive officers served on the Board or its subsidiaries.

     During 2000, no member of the Compensation Committee (or other board committee performing equivalent functions) (1) was an officer or employee of the Company or (2) was formerly an officer of the Company. Mr. Petersen, a member of the Compensation Committee, is a partner with the law firm Davis, Graham & Stubbs, LLP. During 2000, Davis, Graham provided various legal services to the Company.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth, for 1998, 1999 and 2000, the compensation paid to the Company's current Chief Executive Officer and its other three most highly compensated executive officers with annual compensation in excess of $100,000 for the fiscal year 2000 (the "Named Executive Officers").

                                                                                      LONG-TERM
                                                              ANNUAL COMPENSATION    COMPENSATION
                                                              --------------------   ------------
                                                                                      SECURITIES
                                                                                      UNDERLYING
NAME AND PRINCIPAL POSITION                          YEAR     SALARY($)   BONUS($)    OPTIONS(#)
---------------------------                          ----     ---------   --------   ------------
Paul M. Rady.......................................  2000     $230,000    $520,000     140,000
  Chairman of the Board, President and Chief         1999      178,116     200,000     477,750
  Executive Officer                                  1998(1)    65,077          --     800,000
Glen C. Warren, Jr. ...............................  2000     $175,000    $260,000     100,000
  Executive Vice President and Chief Financial       1999      148,533     150,000     317,750
     Officer                                         1998(2)    46,680          --     513,228
Terrell A. Dobkins.................................  2000     $145,000    $135,000      80,000
  Vice President -- Production                       1999      134,574     135,000     155,000
                                                     1998(3)    46,465          --     250,000
Brian A. Kuhn......................................  2000     $130,000    $120,000      70,000
  Vice President -- Land                             1999      109,570     120,000     100,000
                                                     1998(4)    41,548          --     150,000

---------------

(1) Mr. Rady became an executive officer on June 16, 1998, compensated at an annual salary of $120,000.

(2) Mr. Warren became an executive officer on July 2, 1998, compensated at an annual salary of $100,000.

(3) Mr. Dobkins became an executive officer on July 6, 1998, compensated at an annual salary of $95,000.

(4) Mr. Kuhn became an executive officer on July 9, 1998, compensated at an annual salary of $87,000.

STOCK OPTION PLAN

     Under the Company's 1998 Stock Option and Incentive Plan (as amended, the "Plan"), 5,500,000 shares of Common Stock are reserved for issuance upon the exercise of stock options. The Plan is designed as a means to retain and motivate key employees and to attract and retain key individuals as directors. The Compensation Committee administers and interprets the Plan and is authorized to grant options thereunder to all eligible employees and directors of the Company.

     The Plan provides for the granting of both incentive stock options (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) and nonqualified stock options. Options are granted under the Plan on such terms and at such prices as determined by the Compensation Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution, except that nonqualified stock options may be transferred to immediate family members with the consent of the Compensation Committee. As of December 29, 2000, 3,931,536 shares of Common Stock were subject to issuance upon exercise of outstanding stock options.

     The Plan provides that all options become fully vested and exercisable upon a change in control of the Company, which will occur upon completion of the Offer. If the options are not continued following the change in control, the Plan provides that they will be cashed out based on their Black-Scholes value. As a condition to entering into the Merger Agreement, Marathon required that holders of approximately 90% of the outstanding stock options, including all directors and executive officers, agree that each stock option held by such holder will be canceled, with such holder becoming entitled to receive an amount of cash in respect of such stock option equal to the product of (A) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per share subject to such stock option and (B) the number of shares subject to such stock option immediately prior to its cancellation.

     The following table provides information regarding stock options granted to the Named Executive Officers during 2000.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                              % OF TOTAL
                                                OPTIONS                                           POTENTIAL REALIZABLE VALUE
                               NUMBER OF      GRANTED TO                                           AT ASSUMED ANNUAL RATES
                               SECURITIES   EMPLOYEES AS OF   EXERCISE                           OF STOCK PRICE APPRECIATION
                               UNDERLYING   THE YEAR ENDED     PRICE                                  FOR OPTION TERM(2)
                                OPTIONS      DECEMBER 31,       PER                              ----------------------------
NAME                           GRANTED(#)        2000          SHARE     EXPIRATION DATE(S)(1)      5%($)          10%($)
----                           ----------   ---------------   --------   ---------------------   -----------    -------------
Paul M. Rady.................   140,000          16.7%         $12.00     July 28, 2006-2009      $745,911       $1,773,162
Glen C. Warren, Jr. .........   100,000          11.9%         $12.00     July 28, 2006-2009       532,794        1,266,544
Terrell A. Dobkins...........    80,000           9.5%         $12.00     July 28, 2006-2009       426,235        1,013,235
Brian A. Kuhn................    70,000           8.3%         $12.00     July 28, 2006-2009       372,956          886,581

---------------

(1) Option expiration date is five years subsequent to vesting which occurs ratably over a four year period from the date of grant.

(2) In accordance with the rules of the Securities and Exchange Commission, the potential realizable values for such options shown in the table are based on the exercise price per share and assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumed rates of appreciation do not represent the Company's estimate or projection of the appreciation of shares of Common Stock of the Company.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                             NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED                IN-THE-MONEY
                                                                  OPTIONS AT                       OPTIONS AT
                             SHARES                           DECEMBER 31, 2000               DECEMBER 31, 2000(1)
                           ACQUIRED ON      VALUE       ------------------------------   ------------------------------
                           EXERCISE(#)   REALIZED($)    EXERCISABLE   UNEXERCISABLE(2)   EXERCISABLE   UNEXERCISABLE(2)
                           -----------   ------------   -----------   ----------------   -----------   ----------------
Paul M. Rady.............        --        $     --       512,500         905,250        $8,122,625      $12,968,089
Glen C. Warren, Jr. .....        --              --       335,728         595,250         5,340,475        8,380,414
Terrell A. Dobkins.......    46,442         426,007        93,558         321,250         1,487,480        4,455,200
Brian A. Kuhn............    10,000         140,000        90,000         220,000         1,447,513        2,896,038

---------------

(1) Options are "in-the-money" if the closing market price of the Company's Common Stock exceeds the exercise price of the options. The exercise price of the options granted to the Named Executive Officers is $2.50-$12.00 per share. The value of unexercised options for each of the Named Executive Officers represents the difference between the exercise price of such options and the closing price of the Company's Common Stock on December 29, 2000 ($19.63 per share).

(2) Pursuant to the terms of the Plan, all options will become fully vested and exercisable as a result of the transactions contemplated by the Merger Agreement.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with each of the Named Executive Officers and Gregory V. Gibson, Vice President -- Legal and Secretary.

     The employment agreement with Mr. Rady, as amended, provides for an annual base salary and incentive compensation as set by the Board and its Compensation Committee, participation in the Company's standard insurance plans for its executives, and participation in the Company's other incentive compensation programs at the discretion of the Board. Mr. Rady's salary has been adjusted by the Board to a current rate of $230,000 per year. If Mr. Rady's employment with the Company is terminated by the Company without cause, or due to his death or disability prior to expiration of the agreement and prior to a change in control of the Company, Mr. Rady is entitled to termination compensation of $3,000,000. If, on or following a change in control, Mr. Rady's employment with the Company is terminated by the Company without cause, or due to his death or disability or by Mr. Rady due to an adverse change in his status, duties, title, responsibilities or authority prior to the expiration of the agreement, Mr. Rady is entitled to compensation of $6,000,000 in consideration for his agreement not to compete with the Company in the oil and gas exploration or production business within the Powder River Basin in Wyoming for a period of two years. Mr. Rady's employment agreement automatically renews on each June 1 after June 1, 2001 for an additional two years, unless the Company notifies Mr. Rady in writing 90 days prior to any such June 1 that it will not be renewing his employment agreement.

     The employment agreement with Mr. Warren, as amended, provides for an annual base salary and incentive compensation as set by the Board and its Compensation Committee, participation in the Company's standard insurance plans for its executives, and participation in the Company's other incentive compensation programs at the discretion of the Board. Mr. Warren's salary has been adjusted by the Board to a current rate of $192,500 per year. If Mr. Warren's employment with the Company is terminated by the Company without cause, or due to his death or disability prior to expiration of the agreement and prior to a change in control of the Company, Mr. Warren is entitled to termination compensation of $2,000,000. If, on or following a change in control, Mr. Warren's employment with the Company is terminated by the Company without cause, or due to his death or disability or by Mr. Warren due to an adverse change in his status, duties, title, responsibilities or authority prior to the expiration of the agreement, Mr. Warren is entitled to compensation of $4,000,000 in consideration for his agreement not to compete with the Company in the oil and gas exploration or production business within the Powder River Basin in Wyoming for a period of two years. Mr. Warren's employment agreement automatically renews on each June 1 after June 1, 2002 for an additional year, unless the Company notifies Mr. Warren in writing 90 days prior to any such June 1 that it will not be renewing his employment agreement.

     The employment agreement with Mr. Dobkins provides for an annual base salary and annual incentive compensation as set by the Board and its Compensation Committee, participation in the Company's standard insurance plans for its executives, and participation in the Company's other incentive compensation programs at the discretion of the Board. Mr. Dobkins' salary has been adjusted by the Board to a current rate of $155,000 per year. If Mr. Dobkins' employment with the Company is terminated by the Company without cause, or due to his death or disability prior to expiration of the agreement and prior to a change in control of the Company, Mr. Dobkins is entitled to termination compensation of $750,000. If, on or following a change in control, Mr. Dobkins' employment with the Company is terminated by the Company without cause, or due to his death or disability or by Mr. Dobkins due to an adverse change in his status, duties, title, responsibility or authority prior to the expiration of the agreement, Mr. Dobkins is entitled to compensation of $1,250,000 in consideration for his agreement not to compete with the Company in the oil and gas exploration or production business within the Powder River Basin in Wyoming for a period of two years. Mr. Dobkins' employment agreement automatically renews on each August 1 after August 1, 2004 for an additional year, unless the Company notifies Mr. Dobkins in writing 90 days prior to any such August 1 that it will not be renewing his employment agreement.

     The employment agreement with Mr. Kuhn provides for an annual base salary and annual incentive compensation as set by the Board and its Compensation Committee, participation in the Company's standard insurance plans for its executives, and participation in the Company's other incentive compensation programs at the discretion of the Board. Mr. Kuhn's salary has been adjusted by the Board to a current rate of $140,000 per year. If Mr. Kuhn's employment with the Company is terminated by the Company without cause, or due to his death or disability prior to expiration of the agreement and prior to a change in control of the Company, Mr. Kuhn is entitled to termination compensation of $500,000. If, on or following a change in control, Mr. Kuhn's employment with the Company is terminated by the Company without cause, or due to his death or disability or by Mr. Kuhn due to an adverse change in his status, duties, title, responsibility or authority prior to the expiration of the agreement, Mr. Kuhn is entitled to compensation of $1,000,000 in consideration for his agreement not to compete with the Company in the oil and gas exploration or production business within the Powder River Basin in Wyoming for a period of two years. Mr. Kuhn's employment agreement automatically renews on each August 1 after August 1, 2004 for an additional year, unless the Company notifies Mr. Kuhn in writing 90 days prior to any such August 1 that it will not be renewing his employment agreement.

     The employment agreement with Mr. Gibson provides for an annual base salary and annual incentive compensation as set by the Board and its Compensation Committee, participation in the Company's standard insurance plans for its executives, and participation in the Company's other incentive compensation programs at the discretion of the Board. Mr. Gibson's salary has been adjusted by the Board to a current rate of $66,000 per year. If Mr. Gibson's employment with the Company is terminated by the Company without cause, or due to his death or disability prior to expiration of the agreement and prior to a change in control of the Company, Mr. Gibson is entitled to termination compensation of $300,000. If, on or following a change in control, Mr. Gibson's employment with the Company is terminated by the Company without cause, or due to his death or disability or by Mr. Gibson due to an adverse change in his status, duties, title, responsibility or authority prior to the expiration of the agreement, Mr. Gibson is entitled to compensation of $500,000 in consideration for his agreement not to compete with the Company in the oil and gas exploration or production business within the Powder River Basin in Wyoming for a period of two years. Mr. Gibson's employment agreement automatically renews on each August 1 after August 1, 2004 for an additional year, unless the Company notifies Mr. Gibson in writing 90 days prior to any such August 1 that it will not be renewing his employment agreement.

     Completion of the Offer will result in a change in control of the Company for purposes of each of the foregoing agreements.

PARACHUTE TAX AGREEMENTS

     The Company has entered into parachute tax agreements with each of the Named Executive Officers and certain other key members of the Company's management. The agreements provide that in the event the respective employee is subject to the excise tax imposed by Section 4999 of the Code on any "excess parachute" payment (as defined in Section 280G of the Code) provided by the Company or any other person as a consequence of any change in control of the Company, the employee is entitled to an additional payment from the Company in the amount necessary to make the employee "whole" on a net after-tax basis; i.e., to put the employee in the same net after-tax position he would have been in had he not been subject to such excise tax. Completion of the Offer will result in a change in control of the Company for purposes of each of the foregoing agreements.

COMPENSATION OF DIRECTORS

     Directors who are employees of the Company are not paid any fees or additional compensation for services rendered as members of the Board or any committee thereof. Directors who are not employees of the Company receive a fee of $20,000 annually.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board (the "Committee") is composed of Mr. Lanza and Mr. Petersen, each of whom is a non-employee director of the Company.

     The Committee reviews and approves executive compensation, makes grants of long-term incentives, and determines the compensation to be paid to the Chief Executive Officer and each of the other officers of the Company. The goal of the executive compensation program is to reward executives for their performance and enhancement of stockholder value.

     The Company's executive compensation program is designed to attract and retain executives who are key to the long-term success of the Company and align compensation with the attainment of the Company's business goals and the increase of share value. The Company uses the same philosophy as the Committee in establishing compensation for employees other than officers.

     Executive compensation consists of (i) salary, (ii) annual performance bonuses, and (iii) long-term incentives. The Committee reviews executive compensation annually and makes appropriate adjustments based on (i) Company performance, (ii) individual performance and (iii) changes in an executive's duties and responsibilities.

     Salary. The Committee desires that overall compensation reflect the performance of each individual executive over time. Base salaries are set at levels subjectively determined by the Committee to adequately reward and retain capable executives, including the President and Chief Executive Officer. The Committee considers the importance of and skills required in a particular executive position in establishing salary.

     At the beginning of each fiscal year, the Committee reviews and establishes the annual salary of each officer, including the Chief Executive Officer. The Committee makes an independent, subjective determination of the appropriate level of each officer's salary to determine such amount, or if a salary has been fixed by contract which limits decreases, to determine the amount of the increase, if any. The Committee does not use any mechanical formulations or weighting of any of the factors considered.

     Annual Performance Incentives. During 2000, the Company had an annual bonus plan for the Chief Executive Officer and Chief Financial Officer that was based on net cash flows. Annual bonuses for the other executive officers are determined by the Committee based on the recommendations of management.

     Long-Term Incentives. In an effort to properly align the long-term interests of the Company's management and stockholders, the Committee may make awards under the Plan, which was approved by the full Board on March 24, 1998. The aggregate number of shares which may be issued under the Plan to all officers, directors and employees is 5,500,000. The Committee believes that the Plan enables the Company to attract and retain the highest quality managers. Under the Plan, the Committee is responsible for establishing who receives awards, the terms of the awards, requisite conditions and the size of the awards. Awards to any recipient are made by a subjective determination by the Committee, which considers the person's past performance and current responsibilities, as well as the amount of awards previously made to that person.

     CEO Compensation. Mr. Rady was elected President and Chief Executive Officer in June of 1998 and his salary was established at $120,000 to reflect his duties. Mr. Rady's annual salary was increased to $230,000 in January of 2000. Mr. Rady's salary has been increased over time to reflect his performance as the Company's Chief Executive Officer, with particular emphasis on the increases in the value of the Company as reflected in the consistent escalation of the trading prices of the Company's common stock.

     Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that may be deducted by the Company in any one fiscal year with respect to the Chief Executive Officer and the other four most highly compensated individuals who are executive officers as of the end of the fiscal year. This deduction limitation, however, does not apply to certain "performance based" compensation. The Committee intends to generally design and implement compensation plans that qualify for full deductibility in accordance with
Section 162(m). The Company, however, may from time to time pay other compensation to its executive officers that may not be deductible.

                                            Respectfully Submitted,

                                            David W. Lanza
                                            Kurt M. Petersen

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Petersen is a partner in the law firm of Davis, Graham & Stubbs, LLP. During 2000, Davis, Graham provided various legal services to the Company. The fees for such services in 2000 totaled approximately $255,000.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's Common Stock, to file reports of their beneficial ownership (Forms 3, 4, and 5, and any amendment thereto) with the Securities and Exchange Commission. Executive officers, directors, and greater-than-ten percent holders are required to furnish the Company with copies of the forms that they file.

     Based solely on a review of the copies of such forms furnished to the Company and written representations from the executive officers and directors, the Company believes that all Section 16(a) filing requirements applicable to its executive officers and directors were complied with during 2000, except that the Form 4 for Mr. Dobkins' transactions in the month of January 2000 was filed late.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of Common Stock of the Company beneficially owned as of December 29, 2000 by each of the directors and executive officers, by all directors and executive officers as a group and by each person known to the Company to be the beneficial owner of more than 5% of the Common Stock. Unless otherwise noted, each of the named persons and members of the group has sole voting and investment power with respect to the shares shown. Unless otherwise noted, each person's address is c/o Pennaco Energy, Inc., 1050 17th Street, Suite 700, Denver, Colorado 80265.

                                                      SHARES OF THE COMPANY'S   PERCENT OF THE COMPANY'S
              NAME OF BENEFICIAL OWNER                     COMMON STOCK             COMMON STOCK(1)
              ------------------------                -----------------------   ------------------------
Paul M. Rady........................................         2,274,895(2)                 10.8%
Glen C. Warren, Jr. ................................         1,172,953(3)                  5.7%
Gregory V. Gibson...................................           181,000(4)                    *
Terrell A. Dobkins..................................           485,000(5)                  2.4%
David W. Lanza......................................           129,000(6)                    *
Brian A. Kuhn.......................................           310,300(7)                  1.6%
Bryan G. Hassler....................................           162,500(8)                    *
Kurt M. Petersen....................................            70,000(9)                    *
All directors and executive officers as a group
  (8 persons).......................................         4,785,648(10)                20.6%
Franklin Resources, Inc. ...........................         2,340,571(11)                11.9%
Centennial Energy Partners, L.L.C...................         1,706,600(12)                 8.7%
State Street Research & Management Company..........         1,425,000(13)                 7.3%
Wellington Management Company, L.L.P................         1,295,100(14)                 6.6%
Wanger Asset Management, L.P........................         1,260,000(15)                 6.4%
Advisory Research, Inc. ............................         1,091,800(16)                 5.6%

---------------

  *  Represents less than 1% of the Common Stock outstanding.

 (1) Assumes 19,641,286 shares outstanding plus, for each individual, any securities that specific person has the right to acquire upon exercise of presently exercisable stock options and options that are exercisable as a result of the transactions contemplated by the Merger Agreement. Options and warrants held by persons other than the specific individual for whom an ownership interest percentage is being calculated are not considered in calculating that specific individual's ownership interest percentage.

 (2) Includes 1,417,750 shares issuable upon the exercise of stock options, all of which will be exercisable as a result of the transactions contemplated by the Merger Agreement.

 (3) Includes 930,978 shares issuable upon the exercise of stock options, all of which will be exercisable as a result of the transactions contemplated by the Merger Agreement.

 (4) Includes 181,000 shares issuable upon the exercise of stock options, all of which will be exercisable as a result of the transactions contemplated by the Merger Agreement. Mr. Gibson's address is 2 Park Plaza, Suite 450, Irvine, California 92614.

 (5) Includes 414,808 shares issuable upon the exercise of stock options, all of which will be exercisable as a result of the transactions contemplated by the Merger Agreement.

 (6) Includes 73,000 shares issuable upon the exercise of stock options, all of which will be exercisable as a result of the transactions contemplated by the Merger Agreement. Mr. Lanza's address is 710 3rd Street, Marysville, California 95901.

 (7) Includes 310,000 shares issuable upon the exercise of stock options, all of which will be exercisable as a result of the transactions contemplated by the Merger Agreement.

 (8) Includes 162,500 shares issuable upon the exercise of stock options, all of which will be exercisable as a result of the transactions contemplated by the Merger Agreement.

 (9) Includes 70,000 shares issuable upon the exercise of stock options, all of which will be exercisable as a result of the transactions contemplated by the Merger Agreement.

(10) Includes 3,560,036 shares issuable upon the exercise of stock options, all of which will be exercisable as a result of the transactions contemplated by the Merger Agreement.

(11) This disclosure is based solely upon information set forth in the most recent Schedule 13F, which was filed on November 13, 2000. Franklin Resources, Inc. has the sole power to vote 2,017,700 shares and no voting power as to 322,871 shares. Franklin Resources, Inc. shares investment power as to all of the shares held. The address of Franklin Resources, Inc. is 777 Mariners Island Boulevard, San Mateo, California 94404.

(12) This disclosure is based solely upon information set forth on Form 4 for October 2000. Centennial Energy Partners, L.L.C. is the general partner of Centennial Energy Partners, L.P., Tercentennial Energy Partners, L.P. and Quadrennial Partners, L.P. Peter K. Seldin is the managing member of Centennial Energy Partners, L.L.C. Centennial Energy Partners, L.L.C., as general partner, has the power to dispose of and the power to vote the shares held by each of the foregoing. Peter K. Seldin, as managing member, has the power to vote and dispose of the shares beneficially held by Centennial Energy Partners, L.L.C. The address of each of the foregoing is 900 Third Avenue, Suite 1801, New York, New York 10022.

(13) This disclosure is based solely upon information set forth in the most recent Schedule 13F, which was filed on November 13, 2000. State Street Research & Management Company has the sole power to vote 1,328,200 shares and has no investment power as to any of the shares. The address of State Street Research & Management Company is One Financial Center, Boston, Massachusetts 002111-2690.

(14) This disclosure is based solely upon information set forth in the most recent Schedule 13F, which was filed on November 15, 2000. Wellington Management Company, L.L.P. has the sole power to vote 928,400 shares, shares voting power as to 216,700 shares, has no voting power as to 150,000 shares, has sole investment power as to 1,078,400 shares and shares investment power as to 216,700 shares. The address of Wellington Management Company, L.L.P. is 75 State Street, Boston, Massachusetts 02109.

(15) This disclosure is based solely upon information set forth in the most recent Schedule 13F, which was filed on October 11, 2000. Wanger Asset Management, L.P. shares investment power and has sole voting power as to 1,260,000 shares. The address of Wanger Asset Management, L.P. is 227 W. Monroe, Suite 3000, Chicago, Illinois 60606.

(16) This disclosure is based solely upon information set forth in the most recent Schedule 13F, which was filed on November 17, 2000. The address of Advisory Research, Inc. is 180 North Stetson, Suite 5780, Chicago, Illinois 60601.

                         CHANGE IN CONTROL ARRANGEMENTS

     The Merger Agreement is expected to result in a change in control of the Company. Please read Section 12 of the Offer to Purchase, which is incorporated herein by reference.

                               PERFORMANCE GRAPH

     The following performance graph compares the Company's cumulative total stockholder return on its Common Stock with the cumulative total return on (1) the American Stock Exchange Market Value Index and (2) the S&P 600 Oil and Gas (Exploration and Production) Index as a peer group stock index (the "Peer Group Index") which consists of 16 publicly traded companies in the same industry or line of business as the Company. The cumulative total return computations set forth in the performance graph assume the investment of $100 in the Company's Common Stock, the American Stock Exchange Market Value Index and the Peer Group Index on July 2, 1998. The Company is listed on the American Stock Exchange. The Company believes that the comparison to the American Stock Exchange Market Value Index is appropriate.

                              [PERFORMANCE GRAPH]

-----------------------------------------------------------------------------------
                                        7/2/98     12/31/98    12/31/99    12/31/00
-----------------------------------------------------------------------------------
  Pennaco Energy, Inc.                  $100.00    $101.74     $224.53     $550.80
  Peer Group                            100.00       59.80       79.92      171.84
  Amex Market Value                     100.00       96.99      123.90      127.32

                                    APPENDIX

                              PENNACO ENERGY, INC.
                            AUDIT COMMITTEE CHARTER

GENERAL PURPOSE.

     The Audit Committee of Pennaco Energy, Inc. (the "Company") is appointed by the Board of Directors to assist the Board and to perform an oversight function with respect to the following:

          (1) discussing the financial statements of the Company with management and the Company's independent auditors;

          (2) monitoring actions taken by the Company to comply with its internal policies as well as external accounting, legal and regulatory requirements;

          (3) reviewing disclosures regarding the independence of the Company's outside auditors; and

          (4) evaluating the performance of the Company's independent auditors.

SELECTION OF MEMBERS OF THE AUDIT COMMITTEE.

     The members of the Audit Committee shall meet the independence and experience requirements of the American Stock Exchange (as then required and in effect). If the Company's securities are listed on any other exchange, the Audit Committee shall meet the independence and experience requirements of such exchange. The members of the Audit Committee shall be appointed by the Board on the recommendation of the Chairman of the Board.

POWERS.

     The Audit Committee has the authority, at the Company's expense, to retain professional advisors, including without limitation special legal, accounting or other consultants, to advise the Audit Committee, as the Audit Committee deems necessary or advisable in connection with the exercise of its powers and responsibilities as set forth in this Audit Committee Charter, all on such terms as the Audit Committee deems necessary or advisable.

     The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

RESPONSIBILITIES.

     The Audit Committee shall make regular reports to the Board.

     In connection with the general purpose, powers and responsibilities set forth above, the Audit Committee shall also:

          1. Recommend to the Board the appointment of the independent auditor, which firm is ultimately accountable to the Audit Committee and the Board.

          2. Approve the fees to be paid to the independent auditor.

          3. Receive periodic reports from the independent auditor regarding the auditor's independence consistent with Independence Standards Board Standard No. 1, discuss such reports with the auditor, and if so determined by the Audit Committee, take or recommend that the full Board take appropriate action to oversee the independence of the auditor.

          4. Evaluate together with the Board the performance of the independent auditor and, if so determined by the Audit Committee, recommend that the Board replace the independent auditor.

          5. Meet with the independent auditor prior to the audit to review the scope, planning and staffing of the audit.

          6. Review and discuss with management the annual audited financial statements including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements.

          7. Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements.

          8. At any meeting of the Audit Committee duly called to review the Company's quarterly financial statements, review with management and the independent auditor the Company's quarterly financial statements prior to the filing of that quarter's Form 10-Q.

          9. Review major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management.

          10. Obtain from the independent auditor assurance that Section 10A (relating to the detection of illegal acts that may have a direct and material effect on the determination of financial statement accounts) of the Securities Exchange Act of 1934 has not been implicated.

          11. Obtain reports from management and the independent auditor that the Company's then-existing subsidiary and foreign affiliated entities are in conformity with applicable legal requirements.

          12. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

          13. Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company's response to that letter. Such review should include:

             (a) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information.

             (b) Any changes required in the planned scope of the internal audit.

          14. Monitor actions taken by the Company in response to any letters or reports to management provided by the internal auditors or independent auditors.

          15. Prepare any report of the Audit Committee required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

          16. Review the Company's policies with respect to conflicts of interest.

          17. Advise the Board with respect to the Company's policies and procedures regarding compliance with its internal policies as well as applicable laws and regulations, including without limitation with respect to maintaining books, records and accounts and a system of internal accounting controls in accordance with Section 13(b)(2) of the Securities Exchange Act of 1934.

          18. Review with the Company's Vice President-Legal legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

          19. Meet at least annually with the chief financial officer and the independent auditor in separate executive sessions.

          20. Review and reassess the adequacy of this Audit Committee Charter annually and recommend any proposed changes to the Board for approval.

LIMITATION ON RESPONSIBILITIES AND POWERS.

     While the Audit Committee has the responsibilities and powers set forth above in this Audit Committee Charter, it is not the duty or responsibility of the Audit Committee:

          (1) to plan or conduct audits;

          (2) to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles (this determination shall remain the responsibility of management and the independent auditor);

          (3) to conduct investigations;

          (4) to resolve disagreements, if any, between management and the independent auditor; or

          (5) to assure compliance with the Company's internal policies, accounting rules and other applicable laws and regulations.

                                                                         ANNEX B

                             [LEHMAN BROTHERS LOGO]

                                                               December 22, 2000

Board of Directors
Pennaco Energy, Inc.
1050 17th Street, Suite 700
Denver, CO 80265

Members of the Board:

     We understand that Pennaco Energy, Inc. (the "Company") has entered into an agreement with Marathon Oil Company ("Marathon") pursuant to which (i) Marathon or an affiliate thereof will make a tender offer for all outstanding shares of common stock of the Company at a price of $19.00 per share, subject to certain terms and conditions, including that at least a majority of the fully diluted shares of Company common stock be validly tendered and not withdrawn prior to the expiration of the tender offer and (ii) following the completion of the tender offer, all of the remaining shares of Company common stock will be acquired by Marathon or an affiliate thereof through a merger transaction in which all such shares not held by Marathon or the Company are converted into the right to receive $19.00 per share (collectively, the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the draft of the Agreement and Plan of Merger dated December 20, 2000 between the Company, Marathon and Marathon Oil Acquisition I, Ltd. (the "Agreement").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Annual Report for the year ended December 31, 1999 and the Company's Quarterly Report for the period ended September 30, 2000,
(3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections for the Company for the period from 2001 through 2005 prepared by the Company, (4) certain estimates of proved and non-proved reserves and future production, revenue, operating costs and capital investment for the Company prepared by the Company, (5) a trading history of the Company's common stock from December 19, 1999 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant and (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other oil and gas transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning the Company's business, operations, assets, financial condition, prospects, reserves, production profiles and exploration programs and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and the estimates of future production, revenue, operating costs and capital investment for the Company, each as prepared by the Company, upon advice of the Company, we have assumed that such projections and estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgements of the Company's management as to the future performance of the Company, and that the Company will perform substantially in accordance with such projections and estimates. However, for purposes of our analysis, we also have considered certain somewhat more conservative assumptions which resulted in certain adjustments to the projections and estimates of the Company. We have discussed these adjusted projections and estimates with the management of the Company and they have agreed with the appropriateness of the use of such adjusted projections and estimates in performing our analysis. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders in the Proposed Transaction is fair to such stockholders.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for Marathon in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the securities of the Company and Marathon for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

                                            Very truly yours,

                                            LEHMAN BROTHERS

                               INDEX OF EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
------------------------ ------------------------------------------------------------
        +*(a)(1)         -- Offer to Purchase, dated January 8, 2001.
        +*(a)(2)         -- Letter of Transmittal.
         *(a)(3)         -- Letter to stockholders of the Company, dated January 8,
                            2001.
          (a)(4)         -- Joint Press Release issued by the Company and Marathon on
                            December 22, 2000 (incorporated by reference to the
                            Company's Preliminary Communication on Schedule 14D-9-C
                            filed December 26, 2000).
         +(a)(5)         -- Form of Summary Advertisement, dated January 8, 2001.
          (e)(1)         -- Agreement and Plan of Merger, dated as of December 22,
                            2000, by and among the Company, the Purchaser and
                            Marathon (incorporated by reference to Exhibit 2.1 to the
                            Company's Current Report on Form 8-K filed December 27,
                            2000).
       ++*(e)(2)         -- Opinion of Lehman Brothers Inc., dated December 22, 2000.
          (e)(3)         -- First Amendment to the Employment Agreement dated July 2,
                            1998 between Pennaco Energy, Inc. and Paul M. Rady.
          (e)(4)         -- First Amendment to the Employment Agreement dated July 2,
                            1998 between Pennaco Energy, Inc. and Glen C. Warren, Jr.
          (e)(5)         -- Employment Agreement dated July 28, 2000 between Pennaco
                            Energy, Inc. and Gregory V. Gibson.
          (e)(6)         -- Employment Agreement dated July 28, 2000 between Pennaco
                            Energy, Inc. and Terrell A. Dobkins.
          (e)(7)         -- Employment Agreement dated July 28, 2000 between Pennaco
                            Energy, Inc. and Brian A. Kuhn.
          (e)(8)         -- Form of Parachute Tax Agreement.
          (e)(9)         -- Form of Letter Agreement Re: Purchase of Stock Options.

---------------

 * Included in materials delivered to stockholders of the Company.

 + Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule TO, dated January 8, 2001, and incorporated herein by reference.

++ Included as Annex B to this Schedule 14D-9.